CPG INTERNATIONAL

Building Products. Better.

Deutsche Bank Seventeenth Annual Leveraged Finance Conference







October 1st, 2009

Safe Harbor Statement and Use of Non-GAAP and Pro Forma Information

FORWARD LOOKING STATEMENTS

- This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in this presentation that relate to future events or the Company's expectations, guidance, projections, estimates, intentions, goals, targets and strategies are forward looking statements. You are cautioned that all forward-looking statements are based upon current expectations and estimates and the Company assumes no obligation to update this information. Because actual results may differ materially from those expressed or implied by the forward-looking statements, the Company cautions you not to place undue reliance on these statements. For a detailed discussion of the important factors that affect the Company and that could cause actual results to differ from those expressed or implied by the Company's forward-looking statements, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in the Company's current and future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

ADJUSTED EBITDA STATEMENT

- We refer to the term "Adjusted EBITDA" in various places throughout this presentation. Adjusted EBITDA, or earnings (adjusted as described below) before interest, taxes, depreciation and amortization calculated on a pro forma basis as provided herein, is a material component of the significant covenants contained in our credit agreements and the indenture governing the notes and accordingly, is important to the Company's liquidity and ability to borrow under its debt instruments. Adjusted EBITDA is calculated similarly under both the credit agreements and the indenture by adding consolidated net income, income taxes, interest expense, depreciation and amortization and other non-cash expenses, income or loss attributable to discontinued operations and amounts payable pursuant to the management agreement with AEA Investors. In addition, consolidated net income is adjusted to exclude certain items, including non-recurring charges with respect to the closing of the acquisition of Compos-A-Tron Manufacturing, (the "Composatron Acquisition"), the closing of the acquisition of Procell Decking Systems (the "Procell Acquisition") and the related financing transactions, as well as certain other nonrecurring or unusual charges. Please see the Company's December 31, 2008 10-K, which contains a detailed description of our covenants and a thorough description of our use of Adjusted EBITDA, and the use of Adjusted EBITDA in connection with certain calculations under the covenants, under our credit agreements and indenture.

- While the determination of appropriate adjustments in the calculation of Adjusted EBITDA is subject to interpretation under our debt agreements, management believes the adjustments are in accordance with the covenants in our credit agreements and indenture, as discussed above. Adjusted EBITDA should not be considered in isolation or construed as an alternative to our net income or other measures as determined in accordance with GAAP. In addition, other companies in our industry or across different industries may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. In future SEC filings, we may be required to change our presentation of Adjusted EBITDA in order to comply with the SEC's rules regarding the use of non-GAAP financial measures. In addition, you are cautioned not to place undue reliance on Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to net income, please see the Appendix to this presentation.

CPG International Overview

- Founded in 1983
- Headquarters in Scranton, PA
- TTM PF Revenue: $280mm
- TTM PF Adjusted EBITDA: $53mm
  - EBITDA margin: 19%
- Net Debt/EBITDA of 5.3x (6/09)
  - $65 million credit facility
  - $25 million term loan
  - $128 million Senior FRN
  - $150 million Senior Notes
- Acquired by AEA Investors in 2005

CPG INTERNATIONAL
Building Products. Better.

Investment Thesis

- Excellent Financial Performance
- Market Leading Brands
- Favorable Long-term Demographics
- Products with Superior Value Proposition
- Diversified End Markets
- Large Addressable Markets Early in Conversion Cycle
- Leading Innovation and Manufacturing Excellence
- Large and Growing Distribution Network

AZEK® Building Products

SCRANTON PRODUCTS™
Worry-Free Brands. Your Every Need.™

Leading Brands of High Performance Building Products

AZEK Building Products

SCRANTON PRODUCTS
Worry-Free Brands. Your Every Need.™

Residential			Commercial	Vycom Industrial
Revenue[1]: $181 Million			Revenue[1]: $75 Million	Revenue[1]: $50 Million
Trim/Moulding	Deck/Porch	Railing Systems	Bathroom Partition/Lockers	PVC/HDPE Sheet
AZEK Trim, AZEK Moulding	AZEK Deck, AZEK Porch	AZEK Rail	COMTEC INDUSTRIES, HINY HIDERS Santana Products, CAPITOL PARTITIONS INC.	Vycom Division of AZEK Building Products, SEABOARD, CELTEC, FLAMETEC

1. 2008 Revenue adjusted for anticipated changes to segment reporting

AZEK Building Products


#1 Brand of Trim
AZEK
Trim


#1 Brand of PVC Deck
AZEK
Deck


AZEK
Rail
Leading Railing Systems

Scranton Products Commercial

#1 Plastic Partition



Leading Plastic Lockers


EVEN EMPTY,
IT COMES FULLY LOADED.
Solid plastic construction meets rugged good looks. That's the idea behind the redesigned new TuffTec™ 2.0 Locker. Rust-proof. Dent-resistant. Virtually maintenance-free. It's everything you need in a locker and more. Unlock the details at scrantonproducts.com
Designed to be worry-free.
TUFFTEC 2.0
LOCKERS
SCRANTON PRODUCTS
COMTEC
CAPITOL

Vycom Industrial











CPG INTERNATIONAL

Products with Superior Value Proposition

Party	Value Proposition	Example
Consumers	Low maintenance Life cycle cost Aesthetics	Stain resistant, easy to clean Scratch resistant (deck board) No rotting (deck/trim/moulding) No rusting (partitions & lockers)
Contractors & Installers	No call backs Reduced installation time Workability	100% usable product (no knots/splits), 15% scrap reduction, better product, fewer after sales issues than other products, heat forming (trim)
Builders & Architects	Value to customers	ICC Code listing, AIA accreditation
Dealers & Distributors	Dependable margins Stability of pricing Rapid growth	Desired brand, ability to supply Lead generation

Products with Superior Value Proposition



Large Addressable Markets

Exterior Trim



$ billions
PVC
Wood/Other
$1.5
$1.0
$0.5
$0.0
Trim Market

- Estimated to be $ 1.5 billion market
- Wood primary material
- PVC trim in existence for approximately 10 years

Deck & Railing Market



$ billions
PVC
WPC
All Other
Wood
$4
$3
$2
$1
$0
Deck Market

- Deck and railing market estimated to be $3.5 billion market for 2008
- Wood Plastic Composite market represents approximately 20% of market
- PVC Decking recently introduced category

Source: Management estimates

Conversion to Synthetic Materials


Market Penetration
Composite Decking
Plastic Partitions
AZEK Trim
Plastic Lockers
AZEK Deck
Vinyl Windows
OSB
Laminated Shingles
Fiber Cement Siding
Vinyl Siding
Wood Windows
Plywood
Lumber
Introduction
Growth
Maturity
Decline
Timeline

Source: Management estimates

Long Term Investment in Housing

Year of Construction of Housing Stock


1990s
12.4%
1980s
12.7%
2000s
11.8%
1970s
19.4%
Before 1960
32.0%
1960s
11.7%

The Median age of existing housing stock in 2008 was over 30 years

SAAR Total Housing Starts Outlook


Starts in 000's
1,722
1,321
857
579
580
790
950
Aug-06
Aug-07
Aug-08
Aug-09
2009E
2010E
2011E

Source: The Freedonia Group, Inc. U.S Census, Monthly Outlook, September 09 - Wells Fargo U.S Economic Forecast

Diverse End Markets

Diverse End Markets*


Residential
New
Construction
20%
Industrial
12%
Commercial
25%
43%
Residential
Repair and
Remodeling

* YTD 6/30/09

Continual Product Development & Innovation




IF IT CAN
SURVIVE HIGH SCHOOL,
IT CAN SURVIVE
ANYTHING.









Improved Marketing Tools for Customer Experience


AZEK
Building Products
Partner login / Register
Username
GO
AZEK Trim
AZEK Moulding
AZEK Deck
AZEK Porch
AZEK Rail
Products
Where To Buy
Installation
AZEK Gallery
Deck Designer
Dealer Download
Literature
Contact Us
Search
AZEK Trim
AZEK Moulding
AZEK Deck
AZEK Porch
AZEK Rail
About AZEK
Ask AZEK
AZEK News
Warranty
Search
Where to Buy
Take the Double Dare
Look Who's Talking
AZEK Contractor Referral Program

Improved Marketing Tools for Customer Experience


AZEK
Building Products
BUILDING PROFESSIONAL
TRIM & MOULDING


AZEK
Building Products
DECK PORCH & RAIL


AZEK
Building Products
INSTALLATION
GUIDELINES
DECK PORCH & RAIL

Improved Marketing Tools for Customer Experience


AZEK
Decking Design Center
AZEK Porch
AZEK Deck


AZEK
Decking Design Center
AZEK Rail

Improved Marketing Tools for Customer Experience
Scranton Products Commercial


Thermoplastic Extrusion - Vycom/Scranton Products - Windows Internet Explorer
Vycom
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TUFFTEC 2.0
LOCKERS
LOCKERS AND
LOCKER ROOM BENCHES
TUFFTEC 2.0
LOCKERS
SCRANTON PRODUCTS

A Long History of Growth and Profitability

Net Sales and EBITDA*



($ in millions)
Net Sales
EBITDA*
$350
$300
$250
$200
$150
$100
$50
$0
$70
$60
$50
$40
$30
$20
$10
$0
Net Sales
EBITDA
Comtec Launched
AZEK Launched
AZEK West
AZEK Canada
Santana Acquired
Procell Acquired
Mouldings Launched
Retail Channel
Composatron Acquisition**
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009E

* Adjusted EBITDA per credit agreement
** Announced in Feb,2008

Performance in a Difficult Market

TTM Rev & EBITDA

($ in millions)


Revenue
EBITDA
$400
$300
$200
$100
$0
$80
$60
$40
$20
$0
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Q4 '08
Q1 '09
Q2 '09

Adjusted Working Capital *

($ in millions)


$56
$58
$54
$31
$32
$40
$35
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Q4 '08
Q1 '09
Q2 '09

Excludes Cash, Deferred Income Tax, Line of Credit and Accrued Interest

Capital Expenditures

($ in millions)


$8
$7
$7
$22
$17
$14
$6
$8.0-$13.0
2002
2003
2004
2005
2006
2007
2008
2009 (F)

Net Debt/EBITDA


4.3X
4.7X
5.1X
4.9X
6.1X
6.0X
5.3X
Q4 '07
Q1 '08
Q2 '08
Q3 '08
Q4 '08
Q1 '09
Q2 '09

Questions?

CPG INTERNATIONAL
Building Products. Better.

AZEK® Building Products

SCRANTON PRODUCTS
Worry-Free Brands. Your Every Need.™

Residential	Commercial	Vycom Industrial
AZEK® Trim	COMTEC INDUSTRIES	Vycom Division of AZEK Building Products
AZEK® Deck	HINY HIDERS® Santana Products	SEABOARD
AZEK® Moulding	CAPITOL PARTITIONS INC.	CELTEC
AZEK® Porch		FLAMETEC™
AZEK® Rail		PLAYBOARD™ HDPE SHEET FOR MODULAR PLAYGROUND STRUCTURES

Net Income to Adjusted EBITDA Reconciliation

(Dollars in thousands)	Year Ended December 31, 2008	Add: Six Months Ended June 30, 2009	Less: Six Months Ended June 30, 2008	Twelve Months Ended June 30, 2009
Net (loss) income	$ (48,354)	$ (6,963)	$ (811)	$ (54,506)
Interest expense, net	34,905	16,086	18,079	32,912
Income tax (benefit) expense	(7,095)	(274)	(563)	(6,806)
Depreciation and amortization	21,491	10,665	9,989	22,167
EBITDA	947	19,514	26,694	(6,233)
Impairment of goodwill and other intangibles	40,000	14,408	—	54,408
SFAS 141 inventory adjustment	1,505	—	—	1,505
Relocation and hiring costs	802	73	3 10	565
Composatron non-recurring charges	606	—	150	456
Management fee and expenses	1,855	891	1,068	1,678
Severance costs	171	337	125	383
Settlement charges	26	—	26	—
Non-cash compensation charge	118	35	59	94
Sale of fixed assets	—	126	—	126
Registration expenses related to Notes	309	111	192	228
Adjusted EBITDA	$ 46,339	$ 35,495	$ 28,624	$ 53,210

(1) Represents the pro forma effect from Procell Decking and Composatron as if the Procell Acquisition and the Composatron Acquisition took place on January 1, 2007, as defined by our credit agreement.

CPG INTERNATIONAL